

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 2, 2018

Christopher J. McGurk
Chief Executive Officer
Cinedigm Corp.
45 West 36th Street, 7th Floor
New York, NY 10018

> **Re: Cinedigm Corp.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2017**
> **File No. 333-222190**

Dear Mr. McGurk:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

/s/ J. Nolan McWilliams *for*

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Jonathan K. Cooperman, Esq.
Kelley Drye & Warren LLP